July 22, 2024

Stamatios Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
154 Vouliagmenis Avenue
166 74 Glyfada
Greece

       Re: Seanergy Maritime Holdings Corp.
           Registration Statement on Form F-3
           Filed July 12, 2024
           File No. 333-280792
Dear Stamatios Tsantanis:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja Majmudar at 202-551-3844 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Will Vogel